                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
      Under Section 12(b) or 12 (g) of the Securities Exchange Act of 1934

                                 USIP.Com, Inc.
                 (Name of small business issuer in its charter)

             Utah                                         16-1583162
--------------------------------------------------------------------------------
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                            Identification No. )

7325 Oswego Road, Liverpool, NY                           13090
--------------------------------------------------------------------------------
(Address of Principal Executive Offices)                  (Zip Code)
Issuer's Telephone Number: (315) 451-7515

For mailing correspondence to USIP.Com, Inc.:
Carl E. Worboys
P.O. Box 2711
Liverpool, New York 13089


          Securities to be registered under Section 12 (b) of the Act:

Title of each class                             Name of each exchange on which
To be so registered                             each class is to be registered

         NONE                                               N/A
---------------------------                     -------------------------------


Securities to be registered under Section 12 (g) of the Act:


                     Common Stock, Par Value $.01 per share
                              --------------------
                                (Title of Class)

                                TABLE OF CONTENTS


PART  I                                                                                          PAGE
-------                                                                                          ----

Item 1.           Description of Business -----------------------------------------------------------3

Item 2.           Management's Discussion and Analysis or Plan of Operation -------------------------6

Item 3.           Description of Property -----------------------------------------------------------8

Item 4.           Security Ownership of Certain Beneficial Owners and Management --------------------8

Item 5.           Directors, Executive Officers, Promoters and Control Persons ----------------------8

Item 6.           Executive Compensation ------------------------------------------------------------9

Item 7.           Certain Relationships and Related Transactions ------------------------------------9

Item 8.           Description of Securities ---------------------------------------------------------9

PART  II
--------

Item 1.           Market Price of and Dividends on the Registrant's Common Equity
                  and Other Shareholder Matters -----------------------------------------------------10

Item 2.           Legal Proceedings -----------------------------------------------------------------10

Item 3.           Changes in and Disagreements with Accountants -------------------------------------10

Item 4.           Recent Sales of Unregistered Securities -------------------------------------------10

Item 5.           Indemnification of Directors and Officers -----------------------------------------10

PART  F/S
---------
                  Financial Statements --------------------------------------------------------------F-1

PART  III
---------
Item 1.           Index to Exhibits -----------------------------------------------------------------11

                  Signatures ------------------------------------------------------------------------12

                           FORWARD-LOOKING STATEMENTS

         This Form 10-SB contains forward-looking statements that involve risks and uncertainties. You can identify these statements by the use of forward-looking words such as "may," "will," "expect," "anticipate," "estimate," "continue," or other similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However there may be events in the future that we are unable to accurately predict or control. Those events as well as any cautionary language in this registration statement provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in this Form 10-SB could have a material adverse effect on our business, operating results and financial condition.

GENERAL

         USIP.Com, Inc., a Utah corporation (the "Company" or "USIP"), seeks to become a reporting company and is filing this Form 10-SB on a voluntary basis. The company intends to voluntarily file periodic reports even if its obligation to file such reports is suspended under the Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 1.  DESCRIPTION OF BUSINESS.

     USIP.Com, Inc., was incorporated under the laws of the State of Utah on April 6, 1978 as Derby Farms, Inc. On January 19, 1982 the Articles of Incorporation were amended and the name of the company was changed to Commerce Oil of Kentucky, Inc. On December 31, 1983 the company's Certificate of Incorporation was suspended for failure to file an annual report. On December 20, 1984 the company filed a petition for relief under Chapter Eleven of the United States Bankruptcy Code. The case was filed in The United States Bankruptcy Court, Middle District of Tennessee. The case was converted to Chapter Seven on July 1, 1986. On September 1, 1992 the court signed a Final Decree, and the case was closed. The company's Certificate of Incorporation was reinstated on June 18, 1992 by the Utah Department of Commerce, Division of Corporations.

     On January 31, 2000, Datone Communications, Inc., ("Datone"), a New York corporation merged into the company. All of the Datone shares were retired. Datone shareholders received 7,268,388 restricted shares of common stock for its stock. On February 4, 2000 the company amended its Articles of Incorporation and the name was changed to USIP.Com, Inc.

     On April 29, 2000 we purchased all the shares of NB Payphones, Inc., ("NB"), the owner of 641 payphones in Pennsylvania and Cointel Leasing, Inc., ("Cointel"), the owner of 45 payphones in Syracuse, New York, for 8,750,000 restricted shares of common stock. Cointel and NB are wholly owned subsidiaries of the company. On April 29, 2000, we entered into a two hundred thousand dollar ($200,000), unsecured line of credit with Lilly Beter Capital Group, Ltd., with interest at the rate of ten percent per annum. These funds will be used to purchase and upgrade telephones that will be placed at new locations. On June 14, 2000 we purchased the payphone assets, 123 payphones, and associated equipment of Taconic Telephone Corporation (Taconic), a New York corporation for $66,000.00.

     We own, operate and manage privately owned public payphones in New York, Pennsylvania and Massachusetts. We also offer prepaid phone cards for sale at various locations throughout these states. We enter into site leasing agreements with various business sites that are open to the public. We pay each site owner a commission based on a flat monthly rate or on a percentage of sales. Some of the businesses include but are not limited to retail stores, convenience stores, bars, restaurants, gas stations, colleges and hospitals. The agreements allow us to install our payphones in areas that are accessible to the public. We provide the payphones, install them, and pay all maintenance and operational costs for the term of each lease.

     We contact potential customers through telemarketing, mailings, media ads and direct sales. We use commissioned sales personnel who actively seek out new customers. The sales force has been successful in signing area convenience store chains and restaurants. This success in marketing and sales has served to increase our geographical coverage and market penetration.

     We have increased our size and marketing area by purchasing the payphones and locations from independent telephone companies. These companies are defined as traditional local service companies who are not part of the original AT&T system. FCC ordered deregulation of payphone services has provided us with an opportunity to buy payphones and payphone locations from small telephone companies that no longer have to provide payphones as part of their business. Because some of these companies are anxious to get out of the payphone business, we are able to buy payphones and locations at a price that is beneficial to us.

     We upgrade our payphones with "smart card" payphone technology. The upgrade is a circuit board with improved technology. As we purchase phones from other companies, we upgrade them. This upgrade of the phones will reduce the number and frequency of service calls due to outages and other payphone related problems and, in turn, will reduce the cost of maintaining each phone. The local telephone switch controls the traditional payphone technology. The local switch does not provide any services in the payphone that can benefit the owner of the phone. The smart technology allows us to determine on a preset time basis the operational status of the payphone. It also tells us when the coins in the phone have to be collected, the number and types of calls that have been made from each phone, as well as other helpful information that helps us provide better service to our payphone using public.

     The market in which we do business is highly competitive and constantly evolving. We face competition from the larger and more established companies, from companies that develop new technology, as well as the many smaller companies throughout the country. For example, the last several years have shown an increase in the use of cellular phones and 800 services. These increases cut into our potential payphone customer base. Companies who have a larger sales force, more money, larger manufacturing capabilities and greater ability to expand their markets also cut into our potential payphone customers. Many of our competitors have longer operating histories, significantly greater financial strength, nationwide advertising coverage and other resources that we do not have. Our competitors might introduce a less expensive or more improved payphone. These, as well as other factors, can impact negatively on income for the company. Through a series of orders from 1996-1999 the Federal Communications Commission ("FCC"), attempts to address the financial loss created by 800 services, commonly known as "dial around" or "toll free" calls.

     The FCC requires the sellers of long distance 800 services to pay the payphone owner 24.8 cents per call. These funds are remitted quarterly through a service provided by the American Public Communication Council "APCC". We sell prepaid phone cards from vending machines at various payphone locations. If our phone cards are used at one of our locations, we get paid for each call as well as from the markup on each card. The card also permits international calls to be made from a payphone. International calls have always been a target for those who choose to defraud the payphone company through various illegal electronic manipulations. International calls are generally more expensive and therefore more susceptible to fraud. Because of these problems, payphones generally do not permit international calls. Prepaid phone cards do away with fraud at the payphone and are therefore an added source of income for us.

     The competition from cellular phones is a very serious threat that can result in substantially less revenue per payphone. We have attempted to address this issue by avoiding the locations that serve the business traveler. For many years these locations were the most lucrative, but now they are the locations most impacted by the cellular user.

     The large former "Bell" companies who provide local service dominate the industry. These companies have greater financial ability than we do and they give us the greatest competitive challenge. However, we compete with these companies by paying a commission to the site owner. The commission is an enticement for the site owner to put our phone on the site. We are able to provide a higher quality customer service because the phones alert us to any technical difficulties, and we can service them immediately. The ability to immediately know that a problem exists with a payphone is very important because down time for a phone means lost revenue for the company.

     We do not rely on a major customer for our revenue. We have a variety of small single businesses as well as some small chain stores that we service. We do not believe that the company would suffer dramatically if any one customer or small chain decided to stop using our phones. We must buy dial tone for each payphone from the local exchange carrier. As long as we pay the carrier bill, it must provide a dial tone. As a regulated Utility the exchange carrier may not refuse to provide us service. Alternate service exists in certain areas where Bell Atlantic competitors have located. We use alternate local service providers when we can get a better price for the service. We use long distance providers on all the payphones. We use Qwest and ATIX as our long distance carriers.

     If the FCC regulation requiring sellers of long distance 800 services to pay payphone owners 24.8 cents per call is reduced or done away with, it could have a negative effect upon our revenue stream. We have no control over what rules and regulations the state and federal regulatory agencies require us to follow now or in the future. It is possible for future regulations to be so financially demanding that they cause us to go out of business.

     We have seven full time employees and four sub-contractors. Our employees are not subject to any collective bargaining agreements and we regard our relations with employees to be good.

         Any person or entity may read and copy our reports filed with the Securities and Exchange Commission at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC toll free at 1-800-SEC-0330. The SEC also maintains an Internet site at HTTP://WWW.SEC.GOV where reports, proxies and informational statements on public companies may be viewed by the public. You might also consider visiting our site at HTTP://WWW.US-IP.COM. Our web site is currently being developed.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         The following discussion is based on our audited Financial Statements for the years ended December 31, 1998 and 1999 and our audited Financial Statement for the three months ended March 31, 2000. Our revenue for the last two fiscal years has come from three general sources, (i) commission income (ii) coin collections, and (iii) sales, service of payphones, and sale of phone cards. Commission income includes two types of commissions: (i) commissions from operator service telecommunications companies and (ii) commissions for toll free calls from all payphones. Commissions from both types of services are subject to a three-month delay in payment, because the operator service company must bill and collect from the customer. Coin collections are made on a monthly basis or more often if the particular payphone has significant usage. The coins are counted in house and deposited weekly. Sales and repairs of payphones and the sale of phone cards are not subject to the same collection delays as the other types of operating income. We derive income from the sale of a payphone. We can sell a payphone to a site owner when it becomes cost prohibitive to maintain or if a customer wants to buy the phone, and the company can negotiate a favorable sale. We also derive a profit from any commission split that is negotiated between the parties. The new owner or lessee becomes responsible for the maintenance and operational costs of the payphone.

         Weather conditions affect our revenue stream because we operate in the Northeast part of the country. Revenues drop off significantly during the winter because most of our phones are outdoors. The spring and summer periods show a significant increase. Revenue and income are lowest in the first quarter and highest in the third quarter.

         Our revenue increased for the year ending December 31, 1999 by $265,676 or 35% from the year ending December 31, 1998. This increase in revenue can be attributed to the purchase of new routes from small independent phone companies as well as increased payphone installations in existing areas. Cost of sales as a percentage of revenue increased from 41.2% in 1998 to 48.6% in 1999 due in part to an increase in repairs and service. The increase in repairs and service was necessary for improving the payphones that were purchased from the small independent phone companies. Travel expenses increased due to the geographic expansion of the company. On the other hand, the amount paid for local and long distance services decreased by over $35,000 and as a percentage of revenue it dropped from 35.5% to 22.9%. These figures as percentages of sales should continue to drop with the increased competition in the telecommunications industry. Operating expenses increased by $164,820 over the prior fiscal year as we had increased costs in every category due to the rapid expansion of our company. The percentage of operating expenses to total revenue increased from 20% to 31%. We expect this percentage to decrease as the expansions are fully assimilated into our operations.

         During 1998, 1999 and the first three months of 2000, we generated net cash from operations and we expect to continue that trend in the future. Our operations for the three months ending March 31, 2000 had gross revenue of $227,700, gross profit of $51,217 and an operating loss of $44,356. The first quarter results are due in part to the cost of the Datone merger, the purchase of payphones, and a bad debt expense in the amount of $64,611. Had it not been for the bad debt expense, the quarter would have shown a small profit slightly in excess of $10,000.

         To meet additional capital requirements, we have a line of credit with our banking institution in the amount of $35,000 of which $33,297 has been used. We have the right to expand the line of credit by $3,500. We have an additional unsecured line of credit with Lilly Beter Capital Group, Ltd., in the amount of $200,000 that has been used in part to fund the purchase of payphone routes and telephones from Taconic Telephone Corporation and to upgrade the telephones with "smart" technology. We do not expect to exhaust this line of credit on upgrading the telephones purchased from Taconic. We intend to use the remaining monies for our company's continued expansion.

         The increased use of the cellular telephone has substantially impacted the public's use of payphones and we believe that the trend will continue to increase as the cost for cellular usage declines. However, we have attempted to minimize some of the impact from cellular use by avoiding traditional travel locations where cellular use is high. The impact on revenue is offset in part by reductions in the cost of basic telecommunications services as shown by the percentage reduction from 1998 to 1999. We believe that this trend will continue into the foreseeable future. We expect to increase revenue by advertising. The advertisement will be affixed to each payphone booth.

         We plan to increase our expansion efforts by acquiring additional phones from small independent local exchange companies, placing the upgraded payphones at new sites, and selling more prepaid phone cards. We anticipate that the acquisition of additional payphones from Taconic, NB PayPhones and Cointel Leasing will increase our income and profit for the last six months of the year.

         We intend to explore the use of phone-to-phone Internet usage on our payphones as a means of further reducing costs in the future. We will be exploring the use of existing services while we develop our own proprietary software and services for resale to other payphone providers.

ITEM 3.   DESCRIPTION OF PROPERTY.

         The Company leases commercial space at 7325 Oswego Road, Liverpool, NY 13090 and 4204 E. Ewalt Rd., Gibsonia, PA 15044.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND  MANAGEMENT.


-------------------------------------------------------------------------------------------------------
         (1)                        (2)                       (3)                        (4)
      Title of Class        Name and Address of         Amount and Nature of      Percent of Class
                              Beneficial Owner           Beneficial Owner
-------------------------------------------------------------------------------------------------------
       Common                 Epic Events Trust               6,086,111                  37.9%
                                 Gibraltar

       Common            Riviera Bay Holdings Trust           6,798,161                  42.4%
                                 Gibraltar

       Common         International Caribbean Trust, Ltd      1,601,839                  10%
                                 Gibraltar

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


                                                                                Year First Became
Name                                Age              Position with Company           a Director
----                                ---              ---------------------      -------------------

Craig H. Burton                     38               President                  January 31, 2000
                                                                                One-year term

Joseph J. Passalaqua                26               Secretary/Treasurer        January 31, 2000
                                                                                One-year term

Lilly O. Beter                      66               Director                   January 31, 2000
                                                                                One-year term

Carl E Worboys                      56               Director                   January 31, 2000
                                                                                One-year term

         Craig H. Burton attended the University of South Carolina-Coastal and was a duly licensed real estate agent in the State of New York. He began working in marketing for a long distance carrier in 1996 and then moved to Datone as Director of Marketing for payphones and prepaid cards. In October 1999, he was elected President of Datone.

         Joseph J. Passalaqua has served as a technical support employee for Datone Communications, Inc., a payphone company. He was elected an officer and director of Datone in 1999. He has been employed by several other payphone companies in the Central New York area.

         Lilly O. Beter is the former President of Lilly Beter Capital Group, Ltd. The firm was founded over 30 years ago when she had been associated with her husband, Dr. Peter David Beter, in his law practice until his death in 1987. Dr. Beter had been General Counsel for the Export-Import Bank of Washington, co-founder of a mining exploration company in Zaire, and represented international financial interests in Europe, South America, and the Middle East. Ms. Beter provided government representation to their clients.

         Ms. Beter, having lived extensively abroad, is now active in overseas investment management. She currently sits on the board of directors of numerous companies including New Visual Entertainment, Inc., a public company.

         Carl E. Worboys is a practicing attorney in the State of New York. He formed Datone Communications in 1997 and acted as legal counsel since the formation. For five years he was in charge of regulatory affairs for American Telecommunications Enterprises, Inc., a long distance carrier. During Mr. Worboy's association with American Telecommunications Enterprises, Inc., the company filed for protection under Chapter Eleven of the United States Bankruptcy Code.

ITEM 6.  EXECUTIVE COMPENSATION.

                           SUMMARY COMPENSATION TABLE


                                            FISCAL                                               OTHER
NAME AND PRINCIPAL POSITION               YEAR PAID         SALARY          BONUS             COMPENSATION
---------------------------               ---------         ------          -----             ------------
Craig Burton, President                      2000           $22,000          -0-                   -0-

Joseph  J, Passalaqua, Secretary/Treasurer   2000           $22,000          -0-                   -0-

We have no retirement, pension, profit sharing, stock options, insurance programs, or other similar programs for the benefit of our employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Not Applicable.

ITEM 8.   DESCRIPTION OF SECURITIES.

         We are authorized to issue 25,000,000 shares of common stock, with a par value of $.01 per share. At this time, 16,023,388 shares have been issued. The holders of common stock have one vote per share on all matters including election of directors, without provision for cumulative voting. The common stock is not redeemable and has no conversion or preemptive rights. The common stock currently outstanding is validly issued, fully paid and nonassessable. In the event of liquidation of the company, the holders of common stock will share equally in any balance of the company's assets available for distribution to them after satisfaction of creditors and preferred shareholders, if any. The holders of common stock of the company are entitled to equal dividends and distributions per share with respect to the common stock when, as and if, declared by the board of directors from funds legally available.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         There is no public trading market for our company's stock. There are approximately 270 stockholders. As of today, we have not declared any cash dividends on our common stock. We currently intend to retain our earnings, if any, to finance the expansion of the business and for general corporate purposes and we do not anticipate paying any cash dividends on our common stock for the foreseeable future. Any future dividends will be at the discretion of the board of directors, after taking into account various factors, including among others, operations, current and anticipated cash needs and expansion plans, the income tax laws then in effect, the requirements of Utah law, and any restrictions that may be imposed by our future credit arrangements.

ITEM 2.  LEGAL PROCEEDINGS.

         To the knowledge of management, there is no material litigation pending or threatened against the company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Not Applicable

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         Since inception, we have issued the following unregistered securities. Five Thousand Shares of common stock were issued to David Singleton, a resident of the State of Florida, in lieu of a debt owed by the company. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Articles of Incorporation provide for indemnification to the full extent permitted by the laws of the State of Utah for each person who becomes a party to any civil or criminal action or proceeding by reason of the fact that he, or his testator, or intestate, is or was a director or officer of the corporation or served any other corporation of any type or kind, domestic or foreign in any capacity at the request of the corporation.

                                    PART F/S

                              FINANCIAL STATEMENTS


                                  USIP.COM,INC.

                              FINANCIAL STATEMENTS

                           PERIOD ENDED MARCH 31, 2000



TABLE OF CONTENTS                                                 PAGE NO.
-----------------                                                 --------
INDEPENDENT AUDITORS' REPORT                                        F-2

FINANCIAL STATEMENTS

   Balance Sheets                                                   F-3

   Statements of Income and Retained Earnings                       F-4

   Changes in Stockholders' Equity                                  F-5

   Statements of Cash Flows                                         F-6

   Notes to Financial Statements                                    F-7

                         INDEPENDENT ACCOUNTANT'S REPORT



To the Board of Directors
USIP.Com, Inc.
Liverpool, New York


We have audited the accompanying balance sheet of USIP.Com, Inc. as of March 31, 2000 and the related statements of income and retained earnings and cash flows for the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USIP.Com, Inc. as of March 31, 2000, and the results of operations and cash flows for the period ended March 31, 2000, in conformity with generally accepted accounting principles.



/s/ CE Forse
------------
CE Forse
Saint Paul, Minnesota
July 20, 2000

                                  USIP.COM, INC
                                  BALANCE SHEET
                                 March 31, 2000


ASSETS
CURRENT ASSETS
  Cash                                                                         $      2,494
  Commissions and Sales Receivable, Net                                             156,285
  Inventory                                                                          65,063
  Prepaid Insurance                                                                   4,656

                                                                               ------------
                              TOTAL CURRENT ASSETS                                  228,498
                                                                               ------------

FIXED ASSETS
  Telephone and Office Equipment                                                  1,466,144
  Vehicle                                                                            18,811
                                                                               ------------
                                                                                  1,484,955
  Less: Accumulated Depreciation                                                   (103,902)
                                                                               ------------

                                                                               ------------
               Net Fixed Assets                                                   1,381,053
                                                                               ------------

                    TOTAL ASSETS                                               $  1,609,551
                                                                               ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts Payable                                                             $    150,625
  Line of Credit                                                                     33,297
  Accrued Payroll and Payroll Taxes                                                   6,681
  Accrued State Gross Receipts Taxes                                                  8,457
  Other Accrued Expenses                                                                412
  Current Portion of Long-Term Debt                                                   1,076

                                                                               ------------
                            TOTAL CURRENT LIABILITIES                               200,548
                                                                               ------------


STOCKHOLDERS' EQUITY
    Common Stock, $.01 par value  25,000,000                                         88,639
      Shares authorized, 8,863,888 shares
      issued and outstanding

  Additional Paid In Capital                                                      1,089,745

  Retained Earnings                                                                 230,619

                                                                               ------------
            TOTAL STOCKHOLDERS' EQUITY                                            1,409,003
                                                                               ------------

            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $  1,609,551
                                                                               ============

               See Accountant's Report and Notes To Financial Statement

                                  USIP.COM, INC
                    STATEMENT OF INCOME AND RETAINED EARNINGS
                    For the Three Months Ended March 31, 2000


SALES
  Commissions                                                                  $    38,510
  Coin Collections                                                                  94,600
  Dial Around                                                                       58,000
  Phone Card Sales                                                                  21,965
  Equipment Sales                                                                   13,210
  Service and Repair Sales                                                           1,415
                                                                               -----------
      Total Sales                                                                  227,700
                                                                               -----------

COST OF SALES
  Telecommunications Costs                                                          44,007
  Commissions                                                                       23,757
  Repairs and Service Supplies                                                       7,064
  Other Direct Expenses - Travel                                                     9,956
  Depreciation                                                                      13,315
  Subcontractors                                                                    13,773
  Bad Debt Expense                                                                  64,611
                                                                               -----------
      Total Cost of Sales                                                          176,483
                                                                               -----------

                             GROSS PROFIT                                           51,217
                                                                               -----------

OPERATING EXPENSES
  Officers' Salaries                                                                14,649
  Salaries and Wages                                                                32,542
  Payroll Taxes                                                                      5,525
  Insurance                                                                         15,454
  Office Supplies                                                                    2,156
  Utilities                                                                          1,031
  Vehicle Expenses                                                                   6,876
  Rent                                                                              15,179
  Professional Fees                                                                    136
  Outside Services                                                                   2,025
                                                                               -----------
      Total Operating Expenses                                                      95,573
                                                                               -----------

                             OPERATING INCOME (LOSS)                               (44,356)
                                                                               -----------

OTHER INCOME (EXPENSE)
  Interest Expense                                                                    (786)
  Other Income                                                                       3,561
                                                                               -----------
      Total Other Income                                                             2,775
                                                                               -----------

                             NET INCOME (LOSS)                                     (41,581)

RETAINED EARNINGS - BEGINNING                                                      272,200
                                                                               -----------

RETAINED EARNINGS - ENDING                                                     $   230,619
                                                                               ===========

Weighted Common Shares Outstanding                                               8,863,888

Net Loss per Common Share                                                      $      --
                                                                               ===========

               See Accountant's Report and Notes To Financial Statement

                                  USIP.COM, INC
                         CHANGES IN STOCKHOLDERS' EQUITY
                    For the Three Months Ended March 31, 2000



                                                                 Additional                       Total

                                          Common Stock            Paid-in         Retained        Stockholder's
                                  --------------------------
                                     Shares         Amount        Capital         Earnings        Equity
                                  -------------    ---------    -------------  ----------------   ----------------
Balance  as of January 1,
         2000                        1,595,500      $15,955          $57,334         $ 272,200           $345,489

Issuance of Common Stock
to Datone, Inc. Shareholders         7,268,388      $72,684       $1,032,411                           $1,105,095

Net Loss                                                                               (41,581)           (41,581)
                                  -------------    ---------    -------------  ----------------   ----------------

Balance as of March 31, 2000         8,863,888      $88,639       $1,089,745         $ 230,619        $ 1,409,003
                                  =============    =========    =============  ================   ================

               See Accountant's Report and Notes To Financial Statement

                                  USIP.COM, INC
                             STATEMENT OF CASH FLOWS
                    For the Three Months Ended March 31, 2000



Cash Flows From Operating Activities:
    Net (Loss)                                                                                         $ (41,581)
    Adjustments to reconcile net  (loss) to net
        cash provided (used) by operating activities:
        Depreciation Expense                                                                              13,315
        Bad Debt Expense                                                                                  64,611
        (Increase) in Commissions and Sales Receivables                                                  (26,696)
        (Increase) in Inventory                                                                          (43,629)
        Decrease in Prepaid Insurance                                                                      5,233
        Decrease in Due From Related Parties                                                               3,775
        Increase in Accounts Payable                                                                      19,218
        (Decrease) in Accrued Expenses and Wages                                                          (6,915)
        (Decrease) in Accrued State Gross Receipts Taxes                                                  (4,200)
                                                                                               ------------------

            Net cash (used) by operating activities                                                      (16,869)
                                                                                               ------------------

Cash Flows From Investing Activities:
        Stockholder Capital Contributions                                                                 10,000
                                                                                               ------------------

            Net cash provided by investing activities                                                     10,000
                                                                                               ------------------

Cash Flows From Financing Activities:
        Repayments on Line of Credit Borrowings                                                              (50)
                                                                                               ------------------

            Net cash (used) by financing activities                                                          (50)
                                                                                               ------------------

Net Increase in cash                                                                                      (6,919)

Cash - Beginning of Period                                                                                 9,413
                                                                                               ------------------

Cash - End of Period                                                                                     $ 2,494
                                                                                               ==================


Supplemental Disclosures of Cash Flow Information:
  Cash Paid During Period The Period For:
    Interest                                                                                               $ 480
    Income Taxes                                                                                         $ 4,200

               See Accountant's Report and Notes To Financial Statement

                                 USIP.COM, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                 MARCH 31, 2000

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

USIP.COM, Inc. (The Company) is a small business issuer and organized under the laws of the State of Utah. The Company was formed on April 6, 1978 as Derby Farms Inc. and its stated purpose was to engage in horse racing in the State of Utah.

On January 10, 1982, the name of the company was changed to Commerce Oil of Kentucky, Inc. The company commenced doing business in the State of Tennessee with offices for the transaction of business in the City of Nashville.

On December 31, 1983, the Company was suspended by the State of Utah for failure to file corporate reports. On December 31, 1984, the State of Utah issued a Certificate of Involuntary Dissolution for failure to file an annual report.

The Company operated a pipeline in the State of Tennessee and subsequently did not operate as a Utah corporation. The Company and a related company filed in bankruptcy as Commerce Oil Company in the U. S. Bankruptcy Court for the Middle District of Tennessee and a final decree was issued by the Court on September 1, 1992.

On January 31, 2000, the name of the Company was changed to USIP.Com, Inc. Its principal offices were relocated to Liverpool, New York.

On January 31, 2000, the Company was authorized to and did acquire all the shares of Datone Communications, Inc. by issuing 7,268,388 shares of the Company's common stock.

USIP.COM, Inc. is currently a provider of both privately owned and company owned payphones (COCOT'S) and stations in New York State and Pennsylvania. The Company receives revenues from the collection of the payphone coinage, a portion of usage of service from each payphone and a percentage of long distance calls placed from each payphone from the telecommunications service providers. In addition, the Company also receives revenues from the service and repair of privately owned payphones, sales of payphone units and the sales of prepaid phonecards.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONSOLIDATION POLICES

On January 31, 2000 the Company issued 7,268,388 shares of its common stock in exchange for all the issued and outstanding stock of Datone Communications, Inc. The combination will be accounted for by the pooling of interests method. All intercompany transactions have been eliminated in the preparation of the Financial Statements.

CONCENTRATIONS OF CREDIT RISK

The Company's payphones are located primarily in New York State and parts of Pennsylvania and usage of those phones may be affected by economic conditions in those areas. However, the use of payphones has demonstrated an immunity to economic fluctuations.

The Company maintains cash balances with a financial institution insured by the Federal Deposit Insurance Corporation up to $100,000. There are no uninsured balances at March 31, 2000.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents for purposes of classification in the balance sheets and statement of cash flows. Cash and Cash equivalents consists of cash in bank (checking) accounts.

FIXED ASSETS AND DEPRECIATION

Fixed Assets are stated at cost. Depreciation is calculated on a straight-line basis over the useful lives of the related assets, which range from five to seven years. For income tax purposes, the modified accelerated cost recovery method is used.

INCOME TAXES

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are recognized using the asset and liability method by applying income tax rates to cumulative temporary differences based on when and how they are expected to affect the tax return. Deferred tax assets and liabilities are adjusted for income tax rate changes.

NET (LOSS) PER COMMON SHARE

Net loss per common share has been calculated by taking the net loss for the current period and dividing by the weighted average shares outstanding at the end of the period.

NOTE 2.  INVENTORY

Inventory is valued at the lower of cost, determined on the first-in, first-out basis (FIFO), or market value. At March 31, 2000, inventory consists of the following:

Telephones                          $ 44,243
Enclosures and pedestals               3,904
Signs                                  1,952
Parts and accessories                 14,964
                                    --------
                                    $ 65,063

NOTE 3.  COMMISSIONS AND SALES RECEIVABLE

Commissions and Sales Receivable consists of the following at March 31, 2000:

Commissions Receivable                        $  218,856
Sales Receivable                                   2,040
                                              ----------
                                                 220,896
Less: Allowance for Doubtful Accounts           (64,611)

Commissions and Sales Receivable, Net            156,285

NOTE 4.  LINE OF CREDIT

The Company has a cash reserve credit account with their banking institution in the amount of $1,000, of which $514 was outstanding of March 31, 2000. This reserve insures payment of any small overdrafts from the business checking account. This reserve is unsecured and bears interest at the bank's prime rate plus 6%, 11% as of March 31, 2000.

On February 19, 1999, the Company entered into an agreement to obtain a revolving line of credit, with its banking institution, with maximum borrowings of $35,000, of which $33,297 was outstanding on March 31, 2000. The agreement has a provision that allows the Company to request an additional line of credit, called a responsive line option, not to exceed 25% of the original note amount or $10,000, whichever is less. The Company must meet certain provisions contained in the agreement in order to be eligible to request activation of the responsive line. The line of credit bears interest at 2% over the prime rate as published each business day in the "Money Rates" column of the Wall Street Journal. The line of credit is secured by a first security interest in all the Company's assets, including intangibles.

NOTE 5.  OPERATING LEASES

The Company is the lessee of two vehicles, office equipment and its corporate offices accounted for as non-cancelable operating leases. The leases have terms of thirty (30) to thirty-six (36) months, expiring at various months through October 2002. Future minimum lease payments, in the aggregate, through maturities are as follows:


Years Ending
December 31,

2000                       $ 53,821
2001                         53,088
2002                         42,914
                           --------
                           $149,823
                           --------

NOTE 6. MAJOR DIAL AROUND COMPENSATION PROVIDERS (COMMISSIONS)

The Company received approximately 95% of total dial around and zero-plus compensation (commissions) from two providers.

                           DATONE COMMUNICATIONS, INC.

                              FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                AUDITORS' REPORT


TABLE OF CONTENTS


                                                                                                                Page No.
                                                                                                                --------
INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS

   Balance Sheets                                                                                                 2-3

   Statements of Income and Retained Earnings                                                                      4

   Statements of Cash Flows                                                                                        5

   Notes to Financial Statements                                                                                 6-10

                          INDEPENDENT AUDITORS' REPORT



The Stockholder
Datone Communications, Inc.


We have audited the accompanying balance sheets of Datone Communications, Inc. as of December 31, 1999 and 1998, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Datone Communications, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.





  /s/ GRIMALDI & ASSOCIATES
---------------------------

January 31, 2000

DATONE COMMUNICATIONS, INC.
BALANCE SHEETS
DECEMBER 31, 1999 AND 1998


                                                                 1999         1998
                                                              ---------    ---------
ASSETS

CURRENT ASSETS
   Cash                                                       $   9,413    $  10,981
   Commissions receivable                                       194,200      148,407
   Inventory                                                     21,434         --
   Prepaid insurance                                              9,889         --
   Deposit                                                         --         20,000
                                                              ---------    ---------

                                       TOTAL CURRENT ASSETS     234,936      179,388
                                                              ---------    ---------

FIXED ASSETS
   Telephone and office equipment                               346,094      239,887
   Vehicle                                                       18,811       18,811
                                                              ---------    ---------
           Total fixed assets                                   364,905      258,698
   Less:  Accumulated depreciation                              (90,587)     (40,028)
                                                              ---------    ---------

           Net fixed assets                                     274,318      218,670
                                                              ---------    ---------

OTHER ASSETS
   Due from related companies                                     3,775         --
                                                              ---------    ---------

           Total other assets                                     3,775         --
                                                              ---------    ---------

           Total assets                                       $ 513,029    $ 398,058
                                                              =========    =========


                                                                     1999       1998
                                                                   --------   --------
LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
   Line of credit                                                  $ 33,347   $    746
   Accounts payable                                                 131,407     74,795
   Accrued payroll and payroll taxes                                  3,909      2,150
   Accrued state gross receipts taxes                                12,657      5,433
   Other accrued expenses                                            10,099       --
   Current portion of long-term debt                                  1,076      6,716
                                                                   --------   --------

                                      TOTAL CURRENT LIABILITIES     192,495     89,840

LONG-TERM DEBT                                                         --        1,076
                                                                   --------   --------

           Total liabilities                                        192,495     90,916
                                                                   --------   --------

STOCKHOLDER'S EQUITY
   Common stock, no par value, 200 shares authorized; 100 shares
     issued and outstanding                                           1,000      1,000
   Paid in capital                                                   47,334     47,334
   Retained earnings                                                272,200    258,808
                                                                   --------   --------

           Total stockholder's equity                               320,534    307,142
                                                                   --------   --------

           Total liabilities and stockholder's equity              $513,029   $398,058
                                                                   ========   ========

DATONE COMMUNICATIONS, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                           1999                         1998
                                                               -------------------------    -------------------------------
                                                                  AMOUNT        PERCENT          AMOUNT         PERCENT
REVENUES
   Commission income                                           $   517,327          50.6    $    469,501               62.1
   Coin collection income                                          436,288          42.7         232,587               30.7
   Sales, repair and phonecard income                               68,379           6.7          54,230                7.2
                                                               -----------       -------    ------------     --------------
           Total revenues                                        1,021,994         100.0         756,318              100.0
                                                               -----------       -------    ------------     --------------

COST OF REVENUES
   Telecommunications costs                                        234,168          22.9         268,622               35.5
   Commissions                                                      56,625           5.5          45,517                6.0
   Repairs and service supplies                                     88,247           8.6          33,147                4.4
   Other direct expenses -  travel                                  43,027           4.2           1,313                0.2
   Depreciation                                                     50,559           5.0          26,350                3.5
   Subcontractors                                                   52,959           5.2          69,370                9.2
                                                               -----------       -------    ------------     --------------
           Total cost of revenues                                  525,585          51.4         444,319               58.8
                                                               -----------       -------    ------------     --------------
                                                  GROSS PROFIT     496,409          48.6         311,999               41.2
                                                               -----------       -------    ------------     --------------
OPERATING EXPENSES
   Advertising                                                       7,459           0.7           2,494                0.3
   Officers' salaries                                               58,689           5.8          17,943                2.4
   Salaries and wages                                              126,823          12.4          73,608                9.7
   Payroll taxes                                                    17,541           1.7           9,064                1.2
   Travel, meals and entertainment                                  23,693           2.3             985                0.1
   Insurance                                                        23,943           2.3           7,504                1.0
   Professional fees                                                15,225           1.5           3,942                0.5
   Office supplies and expenses                                     10,472           1.0          10,223                1.3
   Outside services                                                  3,970           0.4           1,222                0.2
   Utilities                                                         1,130           0.1             159             --
   Vehicle expenses                                                 12,049           1.2          10,730                1.4
   Rental expenses                                                  15,051           1.5          11,916                1.6
   Miscellaneous expenses                                              625           0.1           2,060                0.3
                                                               -----------       -------    ------------     --------------
           Total operating expenses                                316,670          31.0         151,850               20.0
                                                               -----------       -------    ------------     --------------
                                              OPERATING INCOME     179,739          17.6         160,149               21.2
INTEREST EXPENSE                                                    (1,350)         (0.1)         (1,347)              (0.2)

INCOME BEFORE PROVISION FOR
   STATE GROSS RECEIPTS TAXES                                      178,389          17.5         158,802               21.0
PROVISION FOR STATE GROSS
   RECEIPTS TAXES                                                  (11,671)         (1.2)         (7,737)              (1.0)

                                                    NET INCOME     166,718          16.3         151,065               20.0
                                                                                 =======                     ==============
RETAINED EARNINGS  - BEGINNING
   OF YEAR                                                         258,808                       117,983

      Less:  Stockholder distributions                            (153,326)                      (10,240)
                                                                  ---------                     ---------
                               RETAINED EARNINGS - END OF YEAR    $ 272,200                     $ 258,808
                                                                  =========                     =========

DATONE COMMUNICATIONS, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                                              1999         1998
                                                                                           ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                              $ 166,718    $ 151,065
   Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation                                                                          50,559       26,350
        (Increase) decrease in:
           Commissions receivable                                                            (45,793)     (21,556)
           Inventories                                                                       (21,434)        --
           Prepaid insurance                                                                  (9,889)        --
           Deposit                                                                            20,000      (20,000)
           Due from related companies                                                         (3,775)        --
        Increase (decrease) in:
           Accounts payable                                                                   56,612       37,222
           Accrued expenses and wages                                                         11,858        2,150
           Accrued state gross receipts taxes                                                  7,224       (2,198)
                                                                                           ---------    ---------

                                               NET CASH PROVIDED BY OPERATING ACTIVITIES     232,080      173,033
                                                                                           ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                                                                     (106,207)    (156,971)
                                                                                           ---------    ---------

                                                   NET CASH USED IN INVESTING ACTIVITIES    (106,207)    (156,971)
                                                                                           ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds (repayments) from (on) line of credit borrowings (net)                            32,601          746
   Repayments on long term borrowings                                                         (6,716)      (6,004)
   Stockholder distributions                                                                (153,326)     (10,240)
                                                                                           ---------    ---------

                                                   NET CASH USED IN FINANCING ACTIVITIES    (127,441)     (15,498)
                                                                                           ---------    ---------

                                                         NET INCREASE (DECREASE) IN CASH      (1,568)         564

CASH - BEGINNING OF YEAR                                                                      10,981       10,417
                                                                                           ---------    ---------

                                                                      CASH - END OF YEAR   $   9,413    $  10,981
                                                                                           =========    =========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
     Interest                                                                              $   1,251    $   1,347
     Income taxes                                                                          $   4,447    $  11,250

DATONE COMMUNICATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   This summary of significant accounting policies of Datone Communications, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the owners and management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

BUSINESS DESCRIPTION

   The Company is a provider of both privately owned and company owned payphones (COCOT'S) and stations in New York State and Pennsylvania. The Company receives revenues from the collection of the payphone coinage, a portion of usage of service from each payphone and a percentage of long distance calls placed from each payphone from the telecommunications service providers. In addition, the Company also receives revenues from the service and repair of privately owned payphones, sales of payphone units and the sales of prepaid phonecards.

   The Company's primary costs are the telecommunications service for each payphone owned by the Company, commissions to location providers, and maintenance and associated service costs of the payphones.

CONCENTRATIONS OF CREDIT RISK

   The Company's payphones are located primarily in New York State and parts of Pennsylvania and usage of those phones may be affected by economic conditions in those areas. However, the use of payphones has demonstrated an immunity to economic fluctuations.

   The Company maintains cash balances with a financial institution insured by the Federal Deposit Insurance Corporation up to $100,000. There are no uninsured balances at December 31, 1999 and 1998.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

   Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

INVENTORY

   Inventory is valued at the lower of cost, determined on the first-in, first-out basis (FIFO), or market value. At December 31, 1999, inventory consists of the following:


                                    Telephones                           $    14,780
                                    Enclosures and pedestals                   1,394
                                    Signs                                        676
                                    Parts and accessories                      4,584
                                                                         -----------
                                                                         $    21,434
                                                                         ===========

FIXED ASSETS AND DEPRECIATION

   Fixed assets are recorded at cost, with the exception of the original assets donated by the sole stockholder in exchange for stock at the inception of the Company. Those assets, valued at $60,290, were recorded at fair market value at the time of the nonmonetary exchange. This is in accordance with the guidance set forth in APB No. 29, ACCOUNTING FOR NONMONETARY TRANSACTIONS. Depreciation is computed using the straight-line method over the estimated useful lives of the assets for financial reporting purposes. For income tax purposes, the modified accelerated cost recovery method is used. Depreciation expense for financial reporting purposes was $50,559 and $26,350 for the years ended December 31, 1999 and 1998, respectively. Depreciation expense for tax purposes amounted to $77,712 and $67,257, including section 179 depreciation, for the years ended December 31, 1999 and 1998, respectively.

ADVERTISING

   Advertising costs, which are included in operating expenses, are expensed as incurred. Advertising expense was $7,459 and $2,494 for the years ended December 31, 1999 and 1998, respectively.

COMPREHENSIVE INCOME

   In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, which is effective for fiscal years beginning after December 15, 1997. This new statement establishes standards for reporting and displaying comprehensive income and its components in a basic set of financial statements. The definition of comprehensive income is all changes in a company's equity during a period except those resulting from investments by and distributions to owners. It includes net income and other changes in assets and liabilities that are not reported in net income, such as unrealized gains and losses on investments in marketable securities classified as available-for-sale, foreign currency translation adjustments, gains and losses from certain foreign currency transactions, changes in the market value of certain futures contracts that qualify as a hedge and minimum pension liability adjustments. Under the guidelines of SFAS No. 130, if a company does not have any of these components of comprehensive income, then SFAS No. 130 does not apply and the company is not required to report comprehensive income. Due to the absence of the above mentioned equity adjustments, this company is not required to show a statement of comprehensive income.

INCOME TAXES

   Since its inception, January 3, 1997, the Company, with the consent of its shareholder, elected, under the Internal Revenue Code, to be a Subchapter S corporation. In lieu of corporate income taxes, the shareholder of the S corporation is taxed on his proportionate share of the Company's taxable income. However, the Company is subject to a New York State tax, Article 9 Sections 186-e and 186-a, on gross receipts from telecommunication revenues and other business revenues. The tax is applicable to every provider of telecommunications services. The Company is allowed certain credits against the tax for costs of the telecommunications services to the Company. The Company is currently in the process of filing their 1999 and 1998 returns. However, provisions for the gross receipts taxes in the amounts of $11,671 and $7,737 for the years ended December 31, 1999 and 1998, respectively, have been included in the financial statements.


NOTE 2 - COMMISSIONS RECEIVABLE

   Included in commissions receivable is $62,111 due from a company currently in a liquidation bankruptcy proceeding. The bankruptcy trustee has represented that they are unable to provide any position or negative assurance on the collectibility of this asset as the bankruptcy estate has just begun. The trustee has advised that collectibility is reliant on the estate collecting a large receivable held by the estate. Management has asserted that the receivable will be fully collected in the near future, within a year, and there are enough assets in the estate to pay all the creditors in full.


NOTE 3 - LINE OF CREDIT

   The Company has a cash reserve credit account with their banking institution in the amount of $1,000, of which $746 was outstanding on December 31, 1998. This reserve insures payment of any small overdrafts from the business checking account. This reserve is unsecured and bears interest at the bank's prime rate plus 6%, 14 1/4% at December 31, 1999.

   On February 19, 1999, the Company entered into an agreement to obtain a revolving line of credit, with its banking institution, with maximum borrowings of $35,000, of which $33,347 was outstanding on December 31, 1999. The agreement has a provision that allows the Company to request an additional line of credit, called a responsive line option, not to exceed 25% of the original note amount or $10,000, whichever is less. The Company must meet certain provisions contained in the agreement in order to be eligible to request activation of the responsive line. The line of credit bears interest at 2% over the prime rate as published each business day in the "Money Rates" column of the WALL STREET JOURNAL. The line of credit is secured by a first security interest in all the Company's assets, including general intangibles, and the personal guarantee of the Company's sole stockholder.

NOTE 4 - LONG-TERM DEBT

   Long-term debt consisted of the following at December 31, 1999 and 1998:


                                                                                       1999         1998
                                                                                    ---------    ---------
                  Installment loan, to a finance company, payable in monthly installments of $604, including interest at 11 1/4%, through
                    February 2000; secured by
                    a vehicle.                                                      $   1,076    $   7,792
                  Less:  Current portion                                               (1,076)      (6,716)
                                                                                    ---------    ---------
                  Long-term debt                                                    $   --       $   1,076
                                                                                    =========    =========

   Principal payments of long-term debt, through maturity, at December 31, 1999, are as follows:


                                        Years Ending
                                        December 31,
                                        ------------
                                            2000                           $   1,076
                                                                           =========


NOTE 5 - OPERATING LEASES

   The Company is the lessee of two vehicles, office equipment and its corporate offices (see related party transactions) accounted for as non-cancelable operating leases. The leases have terms of thirty (30) to thirty-six (36) months, expiring at various months through October 2002. Future minimum lease payments, in the aggregate, through maturities are as follows:


                                        Years Ending
                                        December 31,
                                        ------------
                                            2000                         $    53,821
                                            2001                              53,088
                                            2002                              42,914
                                                                         -----------
                                                                         $   149,823
                                                                         ===========


NOTE 6 - RELATED PARTY TRANSACTIONS

   In November 1999, the Company entered into an agreement to lease their corporate offices from the stockholder. The monthly rental is $4,000 plus annual real estate taxes, amortized on a monthly basis. The total rental expense was approximately $9,050 for the year ended December 31, 1999.

   Through July 1999, the sole stockholder was also the sole stockholder of a major zero-plus compensation provider of the Company. The zero-plus compensation provider was sold to an outside third party in July 1999. The Company continues to receive monthly zero-plus compensation from the new owners. Total revenues recognized were $147,390 and $316,432 for the years ended December 31, 1999 and 1998, respectively.

   The Company, from time to time, purchases electronic payphone circuit boards from a vendor in which the sole stockholder of the Company is also the majority stockholder of the vendor. In 1998, total purchases from this vendor were $36,800.


NOTE 7 - MAJOR DIAL AROUND COMPENSATION PROVIDERS (COMMISSIONS)

   The Company received approximately 95% of total dial around and zero-plus compensation (commissions) from two (2) providers in each of the years ended December 31, 1999 and 1998. The amounts outstanding, included in commissions receivable, for these two compensation providers (commissions) were $186,258 and $142,207 on December 31, 1999 and 1998, respectively.


NOTE 8 - SUBSEQUENT EVENT

   Subsequent to December 31, 1999, the sole stockholder of the Company sold all his common stock in the Company to an outside unrelated party. The new owners have indicated they intend to keep the current management of the Company. Upon completion of the sale, the former sole stockholder of the Company does not have any equity interest in the Company.

                                    PART III

  The following exhibits required by Item 601 of Regulation S-B are attached.


EXHIBIT
NUMBER                                        DESCRIPTION
------                                        -----------
3                                   Articles of Incorporation
3.1                                 Amended Articles of Incorporation, dated January 29, 2000
3.2                                 Amended Articles of Incorporation, dated February 4, 2000
4                                   By-Laws
5                                   Specimen Share Certificate for Common Shares
27                                  Financial Data Schedule

                                    Signature Page

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


USIP.Com, Inc.

By:      /s/ Craig Burton                   Date: July 20, 2000
   --------------------------------              ------------------------
         Craig Burton
         President


By:      /s/ Joseph J. Passalaqua           Date: July 20, 2000
   --------------------------------              ------------------------
         Joseph J. Passalaqua
         Secretary, Treasurer


By:      /s/ Carl E. Worboys                Date: July 20, 2000
   --------------------------------              ------------------------
         Carl E. Worboys
         Director


By:      /s/ Lilly Beter                    Date: July 20, 2000
   --------------------------------              ------------------------
         Lilly Beter
         Director